UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Infinity Augmented Reality, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

45672T 207

(CUSIP Number)

Ben Kirshenbaum, Adv.

Berkovitz 4, 18th Floor (Museum Tower), Tel-Aviv, Israel

+972 77 564 6039

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45672T 207	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 8,031,719[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,031,719[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,031,719[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions)

PN

1 Represents 8,031,719 shares of Series A preferred stock, par value $0.00001 per share (the “Series A Preferred Stock”), of Infinity Augmented Reality, Inc. (the “Issuer”) which are convertible into Common Stock, par value $0.00001 per share (the “Common Stock”), of the Issuer. These shares of Series A Preferred Stock were issued upon the conversion of 4,000,000 convertible debentures of the Issuer and accrued interest thereon and warrants to purchase up to an additional 4,000,000 shares, all of which were held directly by Singulariteam Fund LP.

2 The percentages reported in this Schedule 13D are based upon 110,390,005 shares of Common Stock outstanding as of July 7, 2015 (according to the Definitive Proxy Statement on Form 14A filed by the Issuer with the Securities and Exchange Commission on July 7, 2015).

CUSIP No. 45672T 207	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam GP PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,031,719[3]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,031,719[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,031,719[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions)

CO, HC

3 Represents 8,031,719 shares of Series A Preferred Stock of the Issuer which are convertible into 8,031,719 shares of Common Stock of the Issuer. These shares of Series A Preferred Stock were issued upon the conversion of 4,000,000 convertible debentures of the Issuer and accrued interest thereon and warrants to purchase up to an additional 4,000,000 shares, all of which were held directly by Singulariteam Fund LP. Singulariteam GP PTE Ltd. may be deemed to have beneficial ownership of these shares by virtue of its shared voting and dispositive power as the general partner of Singulariteam Fund LP.

CUSIP No. 45672T 207	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam LP PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,031,719[4]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,031,719[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,031,719[4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions)

CO, HC

4 Represents 8,031,719 shares of Series A Preferred Stock of the Issuer which are convertible into 8,031,719 shares of Common Stock of the Issuer. These shares of Series A Preferred Stock were issued upon the conversion of 4,000,000 convertible debentures of the Issuer and accrued interest thereon and warrants to purchase up to an additional 4,000,000 shares, all of which were held directly by Singulariteam Fund LP. Singulariteam Fund LP PTE Ltd may be deemed to have beneficial ownership of these shares by virtue of its shared voting and dispositive power as the controlling shareholder of Singulariteam GP PTE Ltd. and holder of the majority of the limited partnership interests of Singulariteam Fund LP.

CUSIP No. 45672T 207	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moshe Hogeg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 46,248,619[5]
	8.	SHARED VOTING POWER 8,031,719[6]
	9.	SOLE DISPOSITIVE POWER 46,248,619[5]
	10.	SHARED DISPOSITIVE POWER 8,031,719[6]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,280,338[7]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33%[2]
14.	TYPE OF REPORTING PERSON (see instructions)

IN, HC

5 Represents (i) options to purchase 17,599,993 shares of Common Stock held by Mr. Hogeg exercisable within 60 days and (ii) 28,648,626 shares of Series B Preferred Stock, par value $0.00001 per share, convertible into 28,648,626 shares of Common Stock of the Issuer, held directly by Singulariteam Fund II LP. The Series B Preferred Stock were acquired pursuant to a Series B Preferred Stock purchase agreement entered into between Singulariteam Fund II LP and the Issuer. Mr. Hogeg is the Principal Partner & Chairman of Singulariteam Fund II LP and a member of the Board of Directors of Singulariteam GP II PTE Ltd. All of the above shares are beneficially owned by Mr. Hogeg.

6 Represents the aggregate amounts specified in footnote 1, Mr. Hogeg may be deemed to have beneficial ownership of these shares by virtue of the shared voting and dispositive power over the shares granted to him by Singulariteam GP and as the Managing Partner & Chairman of Singulariteam Fund LP.

7 See footnotes 5 and 6. Does not include options to purchase 2,500,007 shares of Common Stock held by Mr. Hogeg which are not exercisable within 60 days.

CUSIP No. 45672T 207	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenges Rakishev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Kazakhstan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,031,719[8]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,031,719[8]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,031,719[8]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions)

IN, HC

8 Represents the aggregate amounts specified in footnote 1, Mr. Kenges Rakishev may be deemed to have beneficial ownership of these shares by virtue of the shared voting and dispositive power over the shares granted to him by Singulariteam GP and as a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

CUSIP No. 45672T 207	13D	Page 7 of 10 Pages

This Amendment No. 4 to the Schedule 13D initially filed on October 31, 2014, as amended by Amendment No. 1 filed on December 4, 2014 and Amendment No. 2 filed on February 17, 2014 and Amendment No. 3 filed on May 13, 2015 (the “Original Filing”), is filed by Mr. Moshe Hogeg (“Mr. Hogeg”), Singulariteam Fund LP, Singulariteam GP PTE Ltd, Singulariteam LP PTE Ltd and Kenges Rakishev (collectively, the “Reporting Persons”), and relates to the Common Stock, par value $0.00001 per share of the Issuer, Infinity Augmented Reality, Inc. Capitalized terms not otherwise defined herein have the meanings set forth in the Original Filing. Except as provided herein, this Amendment does not modify any of the information previously reported in the Original Filing.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by the addition of the following information:

As described below, a portion of the securities to which this amendment No.3 to the Original Filing were issued pursuant to the following past transactions:

Mr. Hogeg's beneficial ownership of Securities held by Singulariteam Fund LP

Singulariteam Fund LP was issued 8,031,719 shares of Series A Preferred Stock. These shares of Series A Preferred Stock were issued upon the conversion of 4,000,000 convertible debentures of the Issuer and accrued interest thereon and warrants to purchase up to an additional 4,000,000 shares.

Mr. Hogeg's beneficial ownership of Securities held by Singulariteam Fund II LP

Singulariteam Fund II LP purchased 14,324,313 shares of Series B Preferred Stock, par value $0.00001 per share, for an investment amount of $250,000. The source of the funds for this purchaser were internal working capital. All of the above shares are beneficially owned by Mr. Hogeg.

In addition, Singulariteam Fund II LP converted Notes into 14,324,313 newly designated shares of Series B Preferred Stock.

For additional descriptions of these transactions, please refer to Item 4 below.

Item 4. Purpose of Transaction.

Item 4 of the Original Filing is hereby amended by the addition of the following information:

As previously reported on Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 2, 2015 (the “February 2015 8-K”), Infinity Augmented Reality, Inc. (the “Issuer”) and certain of its stockholders including Singulariteam Fund LP (f/k/a Genesis Angels Fund LP) have entered into that certain Master Agreement. Pursuant to the Master Agreement, holders of the Company’s then outstanding debentures and warrants to purchase shares of the Issuer’s common stock, par value $0.00001 per share, agreed to convert such securities into shares of Preferred A Convertible Stock par value $0.00001 per share (the “Series A Preferred Stock”) upon the designation of such series by the Issuer.

The Series A Preferred Stock was authorized in accordance with a Certificate of Designation of preferences, rights and limitations of Series A Convertible Preferred Stock filed with the Nevada Secretary of State, effective as of August 12, 2015. The rights and preferences relating to the Series A Preferred Stock are briefly summarized in the February 2015 8-K. On August 25, 2015, 8,031,719 shares of Series A Preferred Stock were to Singulariteam Fund LP.

In addition, and as previously reported in the Current Report on Form 8-K filed with the SEC on April 8, 2015 (the “April 2015 8-K”), the Issuer entered into a certain definitive agreement (the “Agreement”) relating to the private placement, initially, of $1,250,000 in principal amount of the Company’s convertible notes (the “Notes”) that automatically convert into shares of Series B Convertible Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”). The Agreement also provides that upon (and subject to) the filing by the Company with the Secretary of State of Nevada of an effective certificate of designation establishing the terms of the Series B Preferred Stock, the Investors agreed to invest an additional $3,750,000 to purchase shares of Series B Preferred Stock.

The Series B Preferred Stock was authorized in accordance with a Certificate of Designation of preferences, rights and limitations of Series B Convertible Preferred Stock filed with the Nevada Secretary of State, effective as of August 24, 2015.

CUSIP No. 45672T 207	13D	Page 8 of 10 Pages

The rights and preferences relating to the Series B Preferred Stock are briefly summarized in the April 2015 8-K.

On August 25, 2015, the Notes were converted into and Singulariteam Fund II was issued 14,324,313 shares of Series B Preferred Stock and on September 8, 2015, 14,324,313 shares of Series B Preferred Stock were issued pursuant to the investment of $250,000. Singulariteam Fund II has agreed to invest an additional $500,000 to purchase 28,648,626 shares of Series B Preferred Stock.

Mr. Hogeg beneficially owns such shares. In addition, upon payment of an additional (and subject to) the designation of the Series B Preferred Stock, Singulariteam Fund II undertook to invest an additional $500,000 to purchase 28,648,626 shares of Series B Preferred Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended by the addition of the following information:

Subsequent to the filing of the Reporting Persons’ amendment No. 3 to the Schedule 13D on May 14, 2015, an additional amount of 4,999,998 of the Options granted to Mr. Hogeg have vested and/or exercisable within 60 days.

In addition, in March 2015, Mr. Hogeg sold 400,000 shares of Common Stock of the Issuer in the open market. Mr Hogeg does not hold any other shares of Common Stock directly.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Singulariteam Fund LP	8,031,719 shares	[9]
Singulariteam GP PTE Ltd	8,031,719 shares	[10]
Singulariteam LP PTE Ltd	8,031,719 shares	[11]
Moshe Hogeg	54,280,338 shares	[12]
Kenges Rakishev	8,031,719 shares	[13]

Percent of class: (The percentage ownership was calculated based on 110,390,005 shares of Common Stock reported by the Issuer to be issued and outstanding as of July 7, 2015, in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2015).

Singulariteam Fund LP	6.8%
Singulariteam GP PTE Ltd	6.8%
Singulariteam LP PTE Ltd	6.8%
Moshe Hogeg	33%
Kenges Rakishev	6.8%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Singulariteam Fund LP	8,031,719 shares	[9]
Singulariteam GP PTE Ltd	0 shares
Singulariteam LP PTE Ltd	0 shares
Moshe Hogeg	46,248,619 shares	[14]
Kenges Rakishev	0 shares

(ii)	Shared power to vote or to direct the vote:

Singulariteam Fund LP	0 shares
Singulariteam GP PTE Ltd	8,031,719 shares	[10]
Singulariteam LP PTE Ltd	8,031,719 shares	[11]
Moshe Hogeg	8,031,719 shares	[12]
Kenges Rakishev	8,031,719 shares	[13]

CUSIP No. 45672T 207	13D	Page 9 of 10 Pages

(iii)	Sole power to dispose or to direct the disposition of:

Singulariteam Fund LP	8,031,719 shares	[9]
Singulariteam GP PTE Ltd	0 shares
Singulariteam LP PTE Ltd	0 shares
Moshe Hogeg	46,248,619 shares	[14]
Kenges Rakishev	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Singulariteam Fund LP	0 shares
Singulariteam GP PTE Ltd	8,031,719 shares	[10]
Singulariteam LP PTE Ltd	8,031,719 shares	[11]
Moshe Hogeg	8,031,719 shares	[12]
Kenges Rakishev	8,031,719 shares	[13]

9 see footnote 1.

10 see footnote 3.

11 see footnote 4.

12 see footnote 6.

13 see footnote 8.

14 see footnote 5.

(c) Except as set forth in this Schedule 13D (Amendment No. 4), and with respect to Mr. Hogeg as set forth in the Schedule 13D jointly filed by Mr. Hogeg and Singulariteam Fund II LP on even date hereof, none of the Reporting Persons has effected any transactions in the Issuer’s securities subsequent to the filing of Amendment No. 3 to the Reporting Persons’ original Schedule 13D as amended.

CUSIP No. 45672T 207	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2015	SINGULARITEAM FUND LP

	By:	Singulariteam GP PTE Ltd, its general partner

	By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

	By:	*
Kenges Rakishev
Director and Authorized Signatory

SINGULARITEAM GP PTE LTD

	By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

	By:	*
Kenges Rakishev
Director and Authorized Signatory

SINGULARITEAM LP PTE LTD

	By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

	By:	*
Kenges Rakishev
Director and Authorized Signatory

MOSHE HOGEG

	By:	/s/ Moshe Hogeg
Moshe Hogeg

KENGES RAKISHEV

	By:	*
Kenges Rakishev

	*By:	/s/ Moshe Hogeg
Moshe Hogeg
As Attorney in Fact